January 14, 2013

VIA EDGAR
Ajay Koduri
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  AmpliTech Group Inc.
Amendment No.2 on Registration Statement on Form S-1
Filed December 31, 2012
File No. 333-183291

Dear Mr. Koduri:

We hereby submit the responses of AmpliTech Group Inc., (the “Company”) to the verbal comments of the staff of the Division of Corporation Finance (the “Staff”), dated January 10, 2013, to Fawad Maqbool, Chief Executive Officer of the Company in regard to the above-referenced Amendment No.2 on Registration Statement on Form S-1 filed on December 31, 2012 (“Amendment No.1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in the Amendment No.3 to Form S-1 (the “Amendment No.3”), filed with the Securities and Exchange Commission on January 14, 2013.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No.3.

Amendment No. 2 to Registration Statement on Form S-1

Executive Compensation

1.	Please update the summary compensation table to include compensation for your named executive officers for the fiscal year of 2012.

Response: We have updated the summary compensation table on page 47 to include compensation for our named executive officers for the fiscal year of 2012.

2.
Since your sole director also serves as President and Chief Executive Officer of the company, please revise to include disclosure that your sole director has the authority to set his own compensation for being President and Chief Executive Officer.

Response: We have revised to include disclosures on page 47 and 48 that our sole director has the authority to set his own compensation for being President and Chief Executive Officer.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Fawad Maqbool
Fawad Maqbool
President and Chief Executive Officer